w/7

05013666

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Val Gold Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 13 2006
THOMSON FINANCIAL

FILE NO. 82- 3339 FISCAL YEAR 7-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 1/12/06

82-3339

United States Sec Filing
December 1, 2005

RECEIVED
2005 DEC -7 P 6:11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. ValGold Options Uranium Property in North Western Manitoba – dated November 2, 2005
2. ValGold Commences Drilling at the Garrison Property, Ontario – dated November 17, 2005

ARIS
7-31-05

Correspondence with Securities Commissions

3. Notice of Meeting and Record Date – dated November 2, 2005
4. Form 13-502F1 – Annual Participation Fee for Reporting Issuers – for financial year ended July 31, 2005.
5. Audited consolidated financial statements for financial the periods ended July 31, 2005 and 2004, and related MD&A
6. Form 52-109FT1 – Certification of Annual Filings – CFO – dated November 25, 2005
7. Form 52-109FT1 – Certification of Annual Filings – CEO – dated November 25, 2005

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

November 2, 2005

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD OPTIONS URANIUM PROPERTY IN NORTH WESTERN MANITOBA

ValGold Resources Ltd. ("ValGold") reports that, subject to regulatory approval, it has entered into an agreement with William S. Ferreira Ltd. (the "Optionor") to option its Mineral Exploration License, MEL 223B (the "License") located at Attwood Lake in northwestern Manitoba.

The Licence covers approximately 11,375 hectares (28,107 acres). The property is accessible by float-equipped plane with the nearest air base at Points North, Saskatchewan.

Geological Setting

The northwestern corner of Manitoba that is covered by map sheet 64N is underlain by Proterozoic-age gneissic and granitoid rocks believed to have been derived from the high-grade metamorphism of greywacke and other clastic and chemical sediments. The License covers the northern extension of the Wollaston Belt, which is a continuation of regional structures closely associated with uranium mines such as the Millennium, McArthur River, Cigar Lake and Midwest Lake.

The License straddles the Wollaston terrain to cover two primary target types identified by exploration programs of previous operators. The most notable are uranium targets identified by airborne geophysical surveys and confirmed by surface samples from which grab samples of mineralized rock returned assays of 0.060% (1.2 lb/ton) U_3O_8, 0.085% (1.7 lb/ton) U_3O_8, and 0.065% (1.3 lb/ton) U_3O_8. The airborne magnetic anomalies are also of particular interest as there are two significant linear anomalies that intersect in the southwest quadrant of the License at Attwood Lake. At that intersection is a third magnetic anomaly that occupies an oval shaped area that measures 3 kilometres ("km") long by 1 km wide. Similar magnetic units within the Wollaston mobile belt are commonly associated with nickel, copper and cobalt occurrences.

The Option Agreement

Under the terms of the option agreement, ValGold has the option to earn a 100% interest in the License by making payments to the Optionor totalling $50,000 and issuing 250,000 common shares over four years and reimbursing the Optionor the Provincial deposit for the License in the amount of $5,687.50. Upon the vesting of the 100% interest as set out above, ValGold shall become the legal and beneficial owner of the License, subject only to a 3.0% net smelter return royalty ("NSR") payable to the Optionor, which ValGold may reduce to a 1.5% NSR by payment to the Optionor of $1,000,000 at any time up to the commencement of commercial production.

No common shares will be issued as bonuses, finder's fees or commissions in connection with this transaction. The common shares issued pursuant to the option agreement have a four-month hold period expiring four months from the date of each issuance.

Mr. Tom Pollock, P.Geo., ValGold's Vice President, Exploration, is the qualified person for the License, and is responsible for all of the technical reporting in compliance with NI 43-101.

For further information on the Company and its projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

November 17, 2005

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD COMMENCES DRILLING AT THE GARRISON GOLD PROPERTY, ONTARIO

ValGold Resources Ltd. ("ValGold") is pleased to announce that as of today it has commenced the winter drill program at its 100%-owned Garrison Gold Project in northeast Ontario. This is ValGold's first drill program on the property and is to consist of 25 diamond drill holes totalling approximately 11,000 meters of which 1,000 meters are to be drilled prior to year-end.

The Garrison gold property is located 40 kilometres (km) north of the Town of Kirkland Lake, 100 km east of Timmins and 8 km west of and on strike with Newmont Mining Corp's Holloway and Holt-McDermott gold mines. Access to the property is by Ontario highway 101 that runs along the north boundary of the property. Approximately 4 km of the famous Destor Porcupine Fault Zone ("DPFZ") and a major splay, the Monro Fault Zone ("MFZ") are covered by the mining leases.

The gold mineralization on the property occurs as sulphide-rich bodies within the two major fault zones and within the intervening Timiskaming sediments associated with quartz-pyrite vein stockworks. Sulphide mineralization within the MFZ forms a series of five high-grade shoots that occur near the footwall of the fault. A total of 199 drill holes have tested the zones over the 1.7 km long strike length of the fault zone and to a depth of 300m (1,000 ft). The individual mineralized shoots are estimated to be up to 300m (1,000 ft) in strike length, average 3.35m (11 ft) in thickness and contain gold associated with albite + sericite + pyrite alteration.

ValGold's initial four drill holes are designed to test the J.D. zone located within the MFZ. The J.D. zone is on-strike with and immediately to the west of the Garrison main area of gold mineralization, the J.P. zone. Drilling by previous operators intersected good gold grades within the zone that were near surface and over significant widths. For example, N88-47 cut 0.34 opt Au over 50 ft (11.6 g/t over 15m) at a depth of approximately 200 ft (61m). N89-145 intersected the zone 400 ft (122m) down plunge to the west and cut 0.13 opt over 34 feet (4.5 g/t over 10.4m). A third high grade intersection was encountered another 400 ft (122m) to the east of N89-145 in N88-74 which cut 0.98 opt over 6 feet (33.6 g/t over 1.8m) within an interval of 0.14 opt over 44 feet (4.8 g/t over 13m). In addition, the quartz + albite alteration and the gold + sulphide mineralization appear to be strengthening with depth and to the west.

Mr. Tom Pollock, P.Geo., ValGold's Vice President, Exploration, is the qualified person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101.

For further information on the Company and its projects, visit our website at www.valgold.com.

Stephen J. Wilkinson, President & Chief Executive Officer
Mark Feeney, Investor Relations
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212

Email: info@valgold.com

Computershare

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

November 2, 2005

Dear Sirs: All applicable Exchanges and Commissions

Subject: VALGOLD RESOURCES LTD

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General and Special Meeting
2.	CUSIP/Class of Security entitled to receive notification	: 919147108/CA9191471080/COMMON
3.	CUSIP/Class of Security entitled to vote	: 919147108/CA9191471080/COMMON
4.	Record Date for Notice	: 12/12/2005
5.	Record date for Voting	: 12/12/2005
6.	Beneficial Ownership determination date	: 12/12/2005
7.	Meeting Date	: 18/01/2006
8.	Meeting Location	: Vancouver, BC

Yours Truly

"Stacey McGlynn"
Assistant Account Manager
Stock transfer Department
Tel: 604.661.9400 Ext 4204
Fax: 604.661.9401

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: ValGold Resources Ltd.

Participation Fee for the Financial Year Ending: July 31, 2005

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		21,159,948	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$0.311	
Market value of class or series	=	6,580,744	
			$6,580,744(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			NIL (A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			NIL (B)
(Repeat for each class or series of corporate debt or preferred shares)			NIL (B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			$6,580,744
Total fee payable in accordance with Appendix A of the Rule			**$1,000**
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			NIL
Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12			
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)			N/A

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit	______
Contributed surplus	______
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)	______
Long term debt (including the current portion)	______
Capital leases (including the current portion)	______
Minority or non-controlling interest	______

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year ________
12

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________
Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

$$\text{Total Fee Payable} \times \frac{\text{Number of months remaining in financial year or elapsed since most recent financial year}}{12}$$ ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. *All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand.* Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

ValGold Resources Ltd.
Three Months and Year Ended
July 31, 2005

LETTER TO THE SHAREHOLDERS

We are pleased to present the Annual Report for ValGold Resources Ltd. together with the consolidated financial statements for the fiscal year ended July 31, 2005. The year 2004/2005 has been a very active year, with exploration programs conducted on three properties and four acquisitions completed. We acquired the Q9, Roy-Can and Garrison properties in Ontario, and the Tongchanggou property in China. Exploration continued on the Tower Mountain Project throughout the year. After a review of the Company's portfolio of properties, it was determined that, although results were somewhat encouraging on the Horseshoe property in British Columbia, and the Tongchanggou property in China, the Company should place its emphasis on its properties located in Ontario and as a result, the two properties were written off and returned to their respective optionors.

TOWER MOUNTAIN GOLD PROJECT

During the year ValGold concentrated most of its exploration efforts on the Tower Mountain gold project situated in the Matawin Gold Belt, 40 kilometres west of Thunder Bay, Ontario. Fieldwork over the past year included two drill programs, trenching, mapping and sampling, and ground magnetic, VLF and induced polarization ("IP") geophysical surveys. Twenty-seven diamond drill holes were completed during the two drill programs with approximately 6,040 metres of core recovered. Most of the holes were used to better define the various zones of gold mineralization found within the U/V area by narrowing the distance between the lines of drill holes to a maximum of 25 metres. The remaining holes were used to test other targets on the property, which led to the discovery of the 04-36 zone located 450 metres southwest of the U/V area. A new zone of mineralization was also discovered in the third area targeted referred to as the A/D area. Although previous owners of the property had outlined gold mineralization in this area, drilling by ValGold discovered at least one new zone of high-grade mineralization. Several targets remain to be tested on the property and work has been initiated on a resource estimate for the U/V area. The next stage of exploration work will be based on the engineering report presently being compiled, which will include resource estimates. The completed property report is expected by the end of December 2005.

MANITOBA NICKEL PROPERTIES

ValGold holds interests in three groups of claims located in north-eastern Manitoba prospective for Thompson-style Cu/Ni mineralization. The three claim groups are known as Mineral Exploration License 229 ("MEL 229"), the Big claims and the Stephens Lake Property. In August 2004, ValGold received a report from BHP Billiton Diamonds Inc. ("BHP Billiton") describing the results from geophysical surveys over the Big Claims and Stephens Lake properties in Manitoba. BHP Billiton reported that a large airborne magnetic survey was flown over the Big Claims and the Stephens Lake Project to identify ultra-mafic targets within a stratigraphic package believed to be an extension of the Thompson Nickel Belt. Several bodies of interest were defined during the aeromagnetic survey and followed up with a helicopter electromagnetic (VTEM) survey to determine if the targets were possibly conductive nickel-sulphide mineralization. Four coincident electromagnetic/magnetic targets have been identified (BEM001-004) with depths ranging from 140 to 233 meters. BHP Billiton has identified two geophysical targets on the Big Claims Property that will be tested by a minimum of 500m of NQ core. In addition, the program was to involve a minimum of 1,000m of NQ diamond drilling in four airborne geophysical targets on the Stephens Lake property. Drilling on these targets started in March 2005, but due to early warming, the initial drill hole had to be abandoned before it reached its target depth. Drilling on the properties is expected to recommence in the winter of 2005-2006. All option payments and share issuances have been made to date on the Manitoba Nickel Properties, and reimbursements for share and cash payments made by the Company to the optionors have been received from BHP Billiton under the terms of the option agreements.

HUNTER GOLD MINE

The Hunter Gold Mine project is situated within the Timmins mining camp and is contiguous with the eastern boundary of the famous Dome gold mine. ValGold commenced drilling on the project in June 2004 and drilled 12 holes totalling 3,100 m. All of the holes targeted the Hunter gold mine zone and all but one of the holes hit the zone. Although this first phase of drilling proved encouraging, little fieldwork has been carried out on the property over the past year, in part due to the Company's focus on the Tower Mountain project. A decision will be made in the spring of 2006 as to whether or not further drilling will be carried out on the Hunter gold zone.

Q-9 GOLD PROJECT

This property was optioned at the beginning of 2005 for its potential to host lode gold mineralization in Archean aged metavolcanic units and/or quartz + feldspar porphyry intrusions. Located 120 kilometres west of Thunder Bay, within the Saganagons portion of the Shebandowan greenstone belt, the property is host to numerous gold occurrences one of which has returned multiple ounce per ton gold assays. In addition to its potential to host gold mineralization, the property has seen minimal exploration in the past and had never been covered by a modern, airborne, geophysical survey. Work completed by ValGold since the spring of 2005 has included an airborne magnetics and electromagnetic (VTEM) survey, minor mapping and sampling, and the follow-up of airborne anomalies. The Company is evaluating the results of this work and will decide by the end of 2005 if further exploration is warranted on the property.

ROY-CAN COPPER/URANIUM PROPERTY

The Roy-Can property is a very large property located on the south shore of Lake Nipigon, 120 kilometres north of Thunder Bay, Ontario. ValGold became interested in the property early in 2005 due to the presence of a number of large-scale, structural, lithological and geophysical features indicating the potential for a world-class iron-oxide-copper-gold ("IOCG") deposit. Some of these large scale features include a 20-mgal gravity anomaly, proximity to several large scale faults, including one postulated to represent a failed arm of the Middle Proterozoic Midcontinent Rift, and a sedimentary basin similar in many respects to the Athabasca Basin which is host to several world class uranium deposits. Exploration work on the property since it was optioned in January 2005 has included partial coverage with an airborne magnetics and VTEM survey, and limited mapping and sampling. After a full review of the data from this work, a decision will be made as to whether or not drilling is warranted.

GARRISON GOLD PROJECT

This gold project is one of ValGold's latest acquisitions and, quite possibly, one of its most important in recent years. At least one gold deposit and several important showings are found on the property, all of which lie within or proximal to the world famous Destor-Porcupine Fault Zone. It is along this regional fault that several gold deposits are located including those in the Timmins gold camp located 100 kilometres west of the property. On the other side of the property, located approximately eight kilometres to the east, are two other gold mines known as the Holloway and Holt-McDermott deposits currently being mined by Newmont. Since the property was acquired in July 2005, most of the work has been directed towards creating a digital database of the past surface and underground drilling. As of October, the database was complete and currently a geological consultant is recalculating the resource figure for the main zone of mineralization. It is also anticipated that a modest diamond drill program of up to 3,000 metres will be completed by the end of 2005. This drilling will be focused along the main mineralized horizon with the objective of adding more ounces peripheral to the five zones of gold mineralization already delineated by previous drill programs.

HORSESHOE, PATRICIA AND HIGH-GRADE CLAIMS, B.C.

In August 2003, ValGold entered into an option agreement to acquire a 100% interest in the Horseshoe, Patricia and High-Grade claims (the "Horseshoe Property") in the Stewart mining camp of British Columbia, Canada. After a small field program and a review of the Company's portfolio of mineral properties, it was determined that the Company would focus on its properties in Ontario. As a result, the Horseshoe Property was returned to the optionor in mid-2005.

VALGOLD IN CHINA

ValGold has been evaluating projects in China since August of 2003. In October 2003, ValGold entered into an agreement with the town of Jinzhuang, Guangdong Province to assess the potential and, if warranted, recover gold from mine tailings within the Jinzhuang mining area. After extensive sampling and assaying of the tailings, and metallurgical tests, it was determined that the property did not meet the Company's expectations. As a result, $289,977 in property acquisition and exploration expenditures was written off in the year ended July 31, 2004. Additional costs of $44,361 were written off in the year ended July 31, 2005.

In September 2004, ValGold entered into an agreement with the #7 Team of the Qinghai Non-Ferrous Metals Geological Exploration Bureau to earn up to 90% interest in the Tongchanggou copper-gold mine located in the Qinghai Province, China. After completing an I.P. survey and drilling two holes the field program had to be terminated due to the onset of winter. During the following spring the project was cancelled in order to focus on the Company's Ontario projects and $190,213 in mineral property acquisition and exploration costs was written off in the year ended July 31, 2005.

FINANCES

ValGold currently has an investment portfolio that consists of shares in five public companies with a market value of $2,891,608 at July 31, 2005. The Company will be reviewing its options with respect to private placement or other forms of financings, or disposition of its long-term investments to raise the necessary working capital to continue with its planned exploration programs.

Acknowledgments

We would like to take this opportunity to thank our dedicated staff, joint venture partners, consultants and geologists. Their ongoing efforts have contributed to the Company's long-term growth. Most importantly, we sincerely appreciate our many shareholders whose continuing loyalty and support position the Company for success in its future opportunities.

"Stephen Wilkinson"

Stephen J. Wilkinson, President

ValGold Resources Ltd.
Three Months and Year Ended
July 31, 2005

ValGold Resources Ltd.
Three Months and Year Ended
July 31, 2005

1.1 Date

The effective date of this annual report is November 25, 2005.

1.2 Overview

The Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements". All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward looking statements that may involve various risks and uncertainties including future changes in prices of gold and other metals; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors discussed under "Risk Factors" in the MD&A.

This MD&A should be read in conjunction with the audited financial statements of ValGold Resources Ltd. for the year ended July 31, 2005. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

ValGold Resources Ltd. ("ValGold" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- ValGold's loss for the year ended July 31, 2005 ("fiscal 2005") was $1,256,467 or $0.06 per share compared to earnings of $617,690 or $0.03 per share in the year ended July 31, 2004 ("fiscal 2004").
- In fiscal 2004 ValGold sold 2,000,000 common shares in Northern Orion Resources Inc. ("Northern Orion") for a gain of $2,494,700, which resulted in earnings in fiscal 2004. There was no comparative income in fiscal 2005.
- During fiscal 2005, ValGold raised $491,200 in two flow-through private placements and through the exercise of stock options. During fiscal 2004, ValGold raised a total of $1,754,063 in three private placements and the exercise of warrants and stock options.
- During fiscal 2005, cash used in operations was $1,404,020 compared to $432,924 in fiscal 2004. Cash expenditures on mineral property interests totalled $1,904,970 in fiscal 2005 compared to $1,911,453 in fiscal 2004. Exploration expenditures were incurred on the following mineral properties in fiscal 2005: Tower Mountain - $1,128,622 (2004: $830,982), Hunter Mine - $98,624 (2004 - $386,114), Jinzhuang Project - $44,361 (2004 - $274,128), Manitoba Nickel Properties - recoveries of $33,966 (2004 - expenditures of $264,959), the TCG Property - $174,111 (2004 - $8,156), Roy-Can and Q-9 properties - $171,135 (2004 - Nil), Garrison Property - $5,529 (2004 - Nil) and the Horseshoe Property - $11,793 (2004 - $54,633).
- In fiscal 2005 the Company wrote off the Bateman Lake and Horseshoe properties and the China properties for a total write-off of $419,698 compared to $290,619 in fiscal 2004.
- In fiscal 2004, ValGold invested $2,037,500 to exercise 1,050,000 warrants of Northern Orion to acquire 1,050,000 Northern Orion common shares. No comparative investment was made in fiscal 2005.

1.2.1 Tower Mountain Gold Project, Ontario

Fiscal 2005 exploration expenditures on the Tower Mountain Gold Project included the following: assays and analysis - $78,556 (2004 - $54,793); drilling - $593,760 (2004 - $545,217); geological and geophysical - $357,178 (2004 - $187,305) and travel, site activities and trenching - $99,128 - (2004 - $43,667).

The Tower Mountain property is located 3 km south of the Trans-Canada Highway approximately 40 kilometers west of the city of Thunder Bay in the Matawin gold belt of northwestern Ontario. It includes the original Tower Mountain property and optioned freehold leases. The Company is acquiring a 100% interest in each of these properties that cover an aggregate of 3,875 acres (1,568 ha). The Company has terminated its option on the adjoining Bateman Lake claims and costs of $70,450 relating directly to the Bateman Lake claims were written off in fiscal 2005. Cash payments of $220,000 are to be made to the optionors of the Tower Mountain property, of which $120,000 has been paid to date. The Company also acquired two additional parcels of land, which form part of the Tower Mountain project for the issuance of 70,000 common shares over a four-year period, of which 30,000 common shares have been issued to date.

During fiscal 2005, the Company drilled 27 holes on the property totalling 6,041 metres with the focus on in-filling the U-V zone and expanding the 4/36 and A-D gold areas. Holes were mostly drilled along lines directed at right angles to the strike of the gold mineralization and spaced no more than 25 metres apart. This level of drilling was necessary in order to trace the gold mineralization along strike and to acquire enough detailed information to begin work on a resource calculation for the zone. Drilling on both these zones discovered multi-gram gold values over minimum widths of 1.5 metres. Results from both drill programs were summarized in news releases in March and June 2005.

Sixty-seven diamond drill holes have been completed on the property to date for a cumulative length of 16,618 metres. Most of these have been drilled into the U/V zone that was discovered by the Company during the 2002 summer field season. All of the drill hole data including assays, hole locations and geology has been entered into a digital database for the preparation of a model of the U/V gold mineralization. The modeling process is an integral step leading to a resource calculation for the tonnage and grade of the gold zones. In addition, the statistical evaluation of the zones can facilitate interpretation of the shape and attitude of the potential resource blocks as may be related to structural controls, and may also indicate areas requiring more drilling.

The objectives of the calendar 2005 Tower Mountain exploration program included:

1. In-fill drilling on the U/V zone and follow-up drilling on the 04-36 and A/D zones (6,041m completed);
2. The completion of a initial resource estimation for the U-V zones (in process);
3. An evaluation of the metallurgical characteristics of and the potential recovery of gold from the U-V mineralization if results of #2 above prove encouraging;
4. Additional drilling on the 04-36 and A/D zones to extend the recently discovered new zones of gold mineralization in these areas; and,
5. The development of new drill targets from additional trenching, sampling and ground geophysical surveys in proximity to the Tower Mountain Intrusive Complex.

1.2.2 Manitoba Nickel Properties, Manitoba

ValGold combined its staked claims in Manitoba with those of Cream Minerals Ltd. and Sultan Minerals Inc. (the "Companies") to form the Stephens Lake Nickel Project, for a total of 174,018 hectares. The

Companies entered into an agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") whereby BHP Billiton has been granted options to acquire an initial 51% interest in the Stephens Lake mineral property, and has a second option to acquire an additional 19% undivided interest.

BHP Billiton is funding all exploration expenditures on the property until the BHP Billiton options are either terminated or fully exercised. For its initial 51%, BHP Billiton must incur exploration expenditures of $1,000,000 on the property within five years following the effective date of the agreement. This includes a firm commitment of $100,000 in exploration expenditures to be incurred in the first year. In order to acquire the additional 19%, BHP Billiton must complete a feasibility study for the project on or before the 10th anniversary.

Also in Manitoba, ValGold entered into an agreement on the Big Claims that are contiguous to the Stephens Lake claims. The agreement with BHP Billiton gives BHP Billiton the right to acquire an initial 51% interest in the Big Claims Property, with options to acquire up to a 75% interest in the property, if brought into commercial production. ValGold and the Big Claims optionor have agreed that their respective interests will be diluted on a pro rata basis based on their respective 70:30 interests. Once in commercial production, ValGold's interest in the Big Claims Property would be 17.5%; BHP Billiton would hold 75% and the optionor would retain 7.5%, subject to a 3.0% Net Smelter Return royalty ("NSR") to the optionor, net of any reductions thereto by ValGold or BHP Billiton.

The target on both properties is sulphide nickel and copper mineralization similar to that being mined by Inco Ltd. at Thompson, Manitoba. Government and BHP Billiton airborne magnetic data indicate that the Thompson Nickel Belt may extend through ValGold's properties, but due to an absence of outcrop, the only way to determine the geology and mineral potential of the area is through the extensive use of geophysics and drilling. Encouraging results were obtained from the two hole drill program carried out by BHP Billiton on the property early in 2005 but much more drilling is required in order to test all of the targets on the properties outlined by airborne geophysical surveys. Although the drill program had to be cut short due to the on-set of spring break-up, one of the two holes intersected ultramafic rock similar to that which hosts nickel mineralization at Thompson. The anomaly drilled also lies along a prominent magnetic-gravity linear that is speculated to be the extension of the Thomson Nickel Belt located 200 kilometres to the west. It is anticipated that other magnetic and/or electromagnetic anomalies will be drilled during the winter of 2005/2006.

1.2.3 Hunter Gold Mine, Ontario

In August 2003, ValGold entered into an option agreement to acquire a 100% interest in the former Hunter Gold Mine, located in the Timmins Mining Camp. Under the terms of the agreement, ValGold has agreed to make total cash payments of $50,000 ($20,000 paid at the date of this report) and issue 325,000 common shares (165,000 issued to the date of this report) to the optionor over a five-year period. In addition to the above, exploration expenses of no less than $500,000 must be incurred during the first 60-month period. After completion of the terms of the agreement, the property will be subject to a 2.0% NSR from production of gold, silver and other metals. The NSR may be reduced to 1.0% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production. During fiscal 2005, 55,000 common shares with a value of $17,050 were issued pursuant to the option agreement.

In fiscal 2005, expenditures included the following costs: assays and analysis - $14,309 (2004 - $3,220), drilling - $55,656 (2004 - $312,171), geological and geophysical - $23,147 (2004 - $59,698), and site and travel costs - $5,512 (2004 - $11,025). Results of assays on the drilling program were released on November 18, 2004.

ValGold is considering a second drill program for the property during the winter of 2006. Up to 3,000 metres of drilling is planned and will target the down-plunge extension of the main Hunter gold zone.

1.2.4 Roy-Can Property, Ontario

In January 2005, ValGold entered into an option agreement to earn an initial 60% interest in the Roy-Can Property located near Thunder Bay, Ontario. Under the terms of the agreement, the Company is to make payments to the optionor of $220,000 ($20,000 paid) and issue 200,000 common shares (60,000 issued) over four years, and expend $2,500,000 on exploration prior to December 31, 2008. Upon vesting of the 60% initial interest, ValGold and the optionor would enter into a 60:40 joint venture for further exploration and development of the property. Alternatively, ValGold may acquire an additional 30% interest in the property to a total of 90% by completing a feasibility study for the property by December 31, 2010. Upon delivery of a feasibility study, the joint venture interest for the property would be adjusted to 90:10. If the optionor elects not to participate in a post-feasibility study joint venture, its interest would be converted into a 2.0% NSR that may be reduced to a 1.0% NSR by payment to the optionor of $1,000,000 prior to the commencement of commercial production.

The Roy-Can property is located on the south shore of Lake Nipigon in the Black Sturgeon Lake Map Area approximately 120 kilometres north of Thunder Bay, Ontario. The Roy-Can claims were staked over a large gravity anomaly and consist of 43 staked claims amounting to 586 units that cover approximately 9,375 hectares (23,170 acres). Access to the claims is by logging roads that exit from Highway 527.

The Roy-Can property is believed to be prospective for one or more world-class styles of mineralization, including IOCG mineralization similar to the Olympic Dam deposit of Australia. The Property has all of the following characteristics:

- Several regional scale faults including those associated with a failed arm of the Midcontinent rift;
- A significant gravity anomaly;
- Regional scale magnetic features;
- Proximity to a regional geological boundary;
- An unconformity between continental sedimentary rocks and underlying Archean sediments and volcanics (basement rocks);
- Proximity to felsic to ultramafic intrusive bodies as exposed in the surrounding basement rocks; and
- Closely associated occurrences of gold, uranium, copper and hematite in nearby basement rocks.

Work carried out in the summer of 2005 included an airborne VTEM and magnetic survey over the central portion of the property, a ground gravity survey to better define the shape and extent of the large, airborne gravity anomaly and a reconnaissance scale mapping and sampling program. It is anticipated that this work will lead to the definition of one or more drill targets that could be tested as early as the end of 2005.

1.2.5 Q-9 Property, Ontario

In January 2005, ValGold entered into an option agreement to earn an initial 60% interest in the Q-9 Property located near Thunder Bay, Ontario, by making cash payments totalling $75,000 ($15,000 paid) and issuing 200,000 common shares (60,000 issued) to the optionor over four years. In addition, ValGold must incur exploration expenses of $500,000 prior to December 31, 2008. Upon completion of the terms of the agreement, ValGold and the optionor would enter into a 60:40 joint venture for the further exploration and development of the property. The Company may acquire an additional 30% for a total of 90% interest in the property by agreeing to complete a feasibility study by December 31, 2010. If the optionor elects not to participate in a post-feasibility study joint venture, its interests shall be converted into a 2.0% NSR that may be reduced to a 1.0% royalty by a payment of $2,000,000 to the optionor prior to the commencement of commercial production.

The Q-9 gold property, consisting of 18 claims and 235 units covers approximately 3,760 hectares (approximately 9,300 acres) in the Saganagons Lake map area, located 120 kilometres west of Thunder Bay, Ontario. This road-accessible property is underlain by Archean aged meta-volcanics and metasediments intruded by small sills and dykes of quartz and/or feldspar porphyry. The property is most prospective for lode gold mineralization and lies a short distance to the south of the Moss Lade gold deposit.

Fieldwork commenced on the property in the spring of 2005 with an airborne magnetic and VTEM geophysical survey. Anomalies delineated by this survey were followed up in late summer in addition to sampling of all the known gold occurrences. After a full review of the results from this work, a decision will be made as to whether or not drilling is warranted to test any targets.

To date, $133,827 has been expended on geological and geophysical work on the Q-9 and Roy-Can properties, and $37,308 has been expended on site activities and travel and accommodation costs.

1.2.6 Horseshoe, Patricia And High Grade Claims, British Columbia

In August 2003, ValGold entered into an option agreement to acquire a 100% interest in the Horseshoe, Patricia and High Grade Claims (the "Horseshoe Property") in the Stewart mining camp of British Columbia, Canada. ValGold agreed to make total cash payments of $32,000 ($17,000 paid) and issue 100,000 common shares (65,000 issued) to the optionor over a 24-month period. After a review of the property and required work commitments in addition to the Company's focus on exploration in Ontario, the property was returned to the optionors and $114,674 in exploration and acquisition costs was written off in fiscal 2005.

1.2.7 Jinzhuang Tailings, China

In October 2003, ValGold entered into an agreement with the town of Jinzhuang in Guangdong Province for the gold contained in mine tailings of the Jinzhuang mining area. The tailings are located mostly along stream valley floors deposited there from gold mining activity carried our further upstream over the past four hundred years.

After grid drilling, sampling and assaying the tailings, and carrying out metallurgical work, it was determined that the gold was not present in sufficient quantity to justify the cost of a recovery operation. As a result, $289,977 in property acquisition and exploration expenditures was written off in the year ended July 31, 2004. An additional $44,361 of exploration costs incurred in fiscal 2005 has also been written off.

1.2.8 The Tongchanggou Copper-Gold Mine, China

In September 2004 ValGold entered into an agreement with the 7th Team of Qinghai Non-Ferrous Metals Geological Exploration Bureau ("7th Team"), under which ValGold could earn up to a 90% interest in the Tongchanggou copper-gold mine (the "TCG") located in the Qinghai Province, China.

Shortly after optioning the property, ValGold completed a 20-line kilometre of induced polarization survey over the central part of the property. This survey helped define drill targets to aid in the search for new zones of high-grade gold-silver mineralization mined by the 7th Team prior to ValGold's option of the property. Drilling began on the property in October but had to be prematurely terminated due to the on-set of winter. Two holes were completed however, one of which intersected two narrow zones of mineralization. Details of the program, including assay results, were reported in a news release dated January 14, 2005. Although ValGold believes that the property has exploration potential, the exploration projects in Ontario are the Company's main focus and as a result, ValGold returned the property to the optionors and incurred a write-off of $190,213 in exploration and acquisition costs in fiscal 2005.

1.2.9 Garrison Project, Ontario

ValGold has acquired 100% right, title and interest in 35 mining claims located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in Northern Ontario, by making a cash payment of $110,000 to the seller of the property.

Exploration work on this gold property will initially focus on the formation of a digital database containing all of the drill and assay data resulting from several past surface and underground drill programs. Once complete, this database will be used to generate a resource figure for the zones so far outlined on the property. Three-dimensional models can also be generated which will assist our knowledge of the shape of the mineralization and help define new drill targets. A drill program is likely towards the end of 2005. This program will test for new zones of mineralization and/or extensions to the existing zones so far outlined along the Munro Fault Zone. This fault hosts most of the currently known mineralization on the property and is believed to be a splay off the much larger Destor Porcupine Fault Zone that extends from Timmins to east of the Quebec border.

1.2.10 MEL 223B Property, Manitoba

In October 2005, ValGold entered into an option to acquire 100% of the MEL 223B property located near Attwood Lake in north-western Manitoba by making cash payments totalling $55,688 and issuing 250,000 common shares to the optionor over four years. Upon completion of the cash and share payments, the property will be subject to a 3% NSR, which may be reduced to 1.5% by a payment of $1,000,000 to the optionor prior to the commencement of commercial production.

Mineral Property Option Payments Due In Fiscal 2006

In fiscal 2006 ValGold must make cash payments totalling $219,833, of which $10,000 has been paid to the date of this report to maintain its current mineral property interests. In addition, ValGold must issue a total of 261,667 common shares, of which 55,000 common shares have been issued to the date of this report, to maintain the options on the mineral property interests that are currently held. The cash and share payments are dependent upon exploration results and are made solely at the option of the Company to maintain the options in good standing until all payments are made and the property is vested, subject to royalties payable on commencement of production.

1.2.11 Market Trends

In 2005 the price of gold has increased, continuing an overall uptrend that commenced in 2001. The gold price in 2004 averaged approximately US$410 per ounce and ranged from US$410 to US$438 per ounce while in 2005 the gold price averaged US$438 per ounce to November 25, 2005.

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

	As at July 31, 2005	As at July 31, 2004	As at July 31, 2003
Current assets	$ 987,683	$ 3,810,592	$ 2,110,730
Mineral property interests	3,862,406	2,264,567	496,950
Other assets	1,408,795	1,405,213	1,362,726
Total assets	6,258,884	7,480,372	3,970,406
Current liabilities	137,952	587,290	250,256
Shareholders' equity	6,120,932	6,893,082	3,720,150
Total shareholders' equity and liabilities	6,258,884	7,480,372	3,970,406
Working capital	$ 855,731	$ 3,223,302	$ 1,860,474

	Year ended July 31, 2005	Year ended July 31, 2004	Year ended July 31, 2003
Expenses (Recoveries)			
Amortization	$ 855	$ 152	$ 384
Foreign exchange loss	17,838	14,210	37,917
Legal, accounting and audit	75,297	121,953	97,729
Management fees	60,000	30,000	61,250
Office and administration	208,331	193,661	106,832
Salaries and benefits	218,938	180,310	218,865
Shareholder communications	214,849	179,284	65,370
Stock-based compensation	53,734	654,396	2,534
Travel and conferences	75,169	78,538	13,538
	925,011	1,452,504	604,419
Project closure costs (recovery)	--	--	(6,755)
Property investigations	115,052	142,803	107,578
Write-down of mineral property interests	419,698	290,619	4,890
Loss on disposal of equipment	--	1,150	--
(Gain) on sale of marketable securities and investments	--	(2,494,700)	--
Write-down of investments	6,000	40,464	--
Interest income	(46,506)	(48,208)	(27,397)
(Loss) earnings before future income tax recovery	(1,419,255)	615,368	(682,735)
Future income tax recovery	162,788	2,322	--
(Loss) earnings for the year	(1,256,467)	617,690	(682,735)
(Loss) earnings per share – basic	$ (0.06)	$ 0.03	$ (0.05)
(Loss) earnings per share – diluted	$ (0.06)	$ 0.03	$ (0.05)
Weighted average number of common shares outstanding – basic	20,701,374	17,846,346	13,391,054
Weighted average number of common shares outstanding – diluted	20,701,374	19,821,310	13,391,054

1.4 Results of Operations

ValGold incurred a loss of $1,256,467, or loss per share of $0.06 in fiscal 2005, compared to earnings of $617,690, or earnings per share of $0.03 in fiscal 2004.

In early fiscal 2005 and throughout fiscal 2004, ValGold was exploring in China so there were foreign exchange risks associated with exploration in foreign jurisdictions. Certain of the Company's expenditures are also denominated in United States dollars. As a result, foreign exchange losses increased from $14,210 in fiscal 2004 to $17,838 in fiscal 2005. The United States dollar compared to the Canadian dollar was volatile in fiscal 2005. The Company had a nominal balance of funds in United States dollars during the period, and with the volatility of the United States dollar, a significant portion of the foreign exchange loss relates to the funds held in United States dollars during the year and foreign currency expenditures paid in foreign currencies.

Legal, accounting and audit expenses decreased from $121,953 in fiscal 2004 to $75,297 in fiscal 2005. Foreign property agreements and foreign legal and accounting costs were incurred in fiscal 2004, with no significant comparative expense incurred in fiscal 2005.

Until July 31, 2004, ValGold paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank Lang as Chairman of the Company. During fiscal 2005, a payment of $30,000, one year of fees, was paid to Lang Mining Corporation, as a termination payment.

Commencing August 2004 management fees of $2,500 per month are paid to Glencoe Management Ltd. for the services of Andrew F.B. Milligan as Chairman of the Company. Management fees paid in fiscal 2005 totalled $30,000.

Office and administration costs increased from $193,661 in fiscal 2004 to $208,331 in fiscal 2005. The office and administration costs include rent, shared office services and other costs related to administration of a public company.

Salaries and benefits have increased from $180,310 in fiscal 2004 to $218,938 in fiscal 2005. Salaries and benefits are primarily paid by LMC Management Services Ltd. ("LMC"), and as such, are activity based with levels of administrative activity changing with activity levels of the Company. Salary increases granted during the year also account for a portion of the increase.

In fiscal 2004, there was $654,396 in stock-based compensation compared to $53,734 in fiscal 2005, calculated in accordance with the Black-Scholes option valuation model. This model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The Black-Scholes model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility. The rates used for calculation of stock-based compensation are as follows: risk free interest rate – 2.3% (2004 2.2% to 2.5%); expected life of option – 3 years (2004 – 3 years); expected volatility – 85% (2004 – 108% to 128%).

Shareholder communications costs have increased from $179,284 in fiscal 2004 to $214,849 in fiscal 2005, primarily due to US$55,304 paid to a consulting firm whose services have since been terminated. The Company utilizes the services of an investor relations' consultant. Fees paid to this consultant totalled $35,381 in fiscal 2005. In fiscal 2004, we utilized the services of two investor relations' consultants, with fees totalling $82,371. Other shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

Travel and conference expenses have decreased from $78,538 in fiscal 2004 to $75,169 in fiscal 2005. The Company attended fewer investment trade shows in fiscal 2005, but attended a trade show in London which was at a higher cost to the Company than the more numerous investment trade shows attended in fiscal 2004.

Property investigation costs have decreased from $142,803 in fiscal 2004 to $115,052 in fiscal 2005. ValGold is presented with property submittals continually, and the submissions are reviewed for possible acquisition. Costs will vary from year to year depending on the level of due diligence and travel costs related to the properties reviewed and the property location. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

During fiscal 2004, the Company sold 2,000,000 common shares of Northern Orion for a gain on sale of $2,494,700 with no comparative gain in fiscal 2005. Interest income of $48,208 in fiscal 2004 compares to $46,506 in fiscal 2005. Interest rates increased in fiscal 2005, but interest earned was offset by declining cash balances.

During fiscal 2004, new guidelines related to FTS accounting were issued by the Emerging Issues Committee ("EIC") of the CICA under EIC 146. Under EIC 146, the Company is required to record a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company has estimated that the future income taxes recorded at the time of renunciation would be approximately $173,184. Consequently, the Company has recognized a reduction in share capital and an increase in deferred income taxes of $173,184. Section 12.6 tax paid relating to the timing of flow through expenditures totalled $10,396.

The Company has written off its interest in the Horseshoe property, the Bateman Lake property, and its interests in all mineral properties in China for a total mineral property write-down of $419,698.

1.5 Summary of Quarterly Results

The tables below provide for each of the most recent eight quarters, a summary of property acquisition and exploration costs on a project-by-project basis, and a table of corporate expenses:

	Tower Mountain Ontario	Jinzhuang and other, China	Manitoba Claims, Manitoba	Horseshoe Property, British Columbia	Roycan, Q-9 and Other Properties Canada	Hunter Mine, Ontario	Garrison Property, Ontario
Fiscal 2004							
First Quarter	29,557	45,192	4,908	73,144	--	15,950	--
Second Quarter	156,235	106,362	21,205	4,297	--	8,949	--
Third Quarter	312,469	114,079	342,674	(18,646)	--	28,838	--
Fourth Quarter	391,443	32,500	18,193	15,860	639	355,027	--
Fiscal 2005							
First Quarter	106,114	194,296	(18,152)	39,902	--	103,414	--
Second Quarter	442,229	23,823	(315)	3,104	--	8,787	--
Third Quarter	481,411	714	73,676	173	175,821	12,251	--
Fourth Quarter	154,035	7,585	(7,168)	(10,858)	109,174	1,992	115,529

Note 1: Property acquisition and exploration costs exclude the write-down of mineral property interests.

ValGold Resources Ltd.
Three Months and Year Ended
July 31, 2005

	Earnings (loss) per quarter	Fully diluted earnings (loss) per share	General and adminis-trative expenses	Gain (loss) on invest-ments and interest	Mineral property write-down (recovery)	Property investiga-tion costs	Stock-based compen-sation
Fiscal 2004							
First Quarter	1,034,211	0.06	160,844	1,204,874	3	9,816	--
Second Quarter	711,801	0.03	211,143	1,309,639	--	265	385,280
Third Quarter	(310,083)	(0.02)	196,882	(30,378)	--	63,640	19,183
Fourth Quarter	(818,239)	(0.04)	226,917	18,309	290,616	69,082	249,933
Fiscal 2005							
First Quarter	(297,806)	(0.02)	221,112	13,675	35,345	36,844	18,180
Second Quarter	(221,051)	(0.01)	164,314	14,922	48,994	8,730	13,935
Third Quarter	(427,004)[1]	(0.02)	225,538	10,812	337,965	19,764	17,512[1]
Fourth Quarter	(310,606)	(0.01)	260,313	7,097	(2,606)	49,714	4,107

[1] Stock-based compensation differs from the reported results in the third quarter of fiscal 2005, due to the cancellation of stock options that were granted in excess of the options available to be granted under the stock option plan.

	Three months ended July 31, 2005	Three months ended July 31, 2004
Expenses (Recoveries)		
Amortization	$ (76)	$ --
Foreign exchange loss (gain)	1,304	6,630
Legal, accounting and audit	50,794	51,104
Management fees	7,500	7,500
Office and administration	65,281	33,322
Salaries and benefits	71,086	44,731
Shareholder communications	45,256	39,181
Stock-based compensation	4,107	249,933
Travel and conferences	19,168	44,449
	264,420	476,850
Property investigations	49,714	69,082
Write-down of mineral property interests	(2,606)	290,616
Loss on disposal of equipment	--	--
(Gain) loss on sale of marketable securities and investments	--	--
Write-down of investments	6,000	--
Interest income	(7,097)	(18,309)
Loss before income taxes	310,781	834,828
Income taxes	175	--
Loss for the period	310,606	834,828
Loss per share – basic and diluted	0.01	0.04
Number of common shares – basic and diluted	21,145,093	19,437,726

<u>Three Months Ended July 31, 2005 ("Q4 2005") Compared to Three Months Ended July 31, 2004 (Q4 2004")</u>

ValGold incurred a loss of $310,606, or loss per share of $0.01 in Q4 2005, compared to a loss of $818,239, or loss per share of $0.04 in Q4 2004.

The significant variances in the decrease in loss between Q4 2004 and Q4 2005 are related to mineral property write-downs in Q4 2004 of $290,616 and stock-based compensation of $249,933 related to a stock option grant in Q4 2004 with $4,107 in vesting stock-based compensation in Q4 2005.

Legal, accounting and audit expenses remained at the same level in the two fiscal quarters, which include accruals for annual audit fees, or $50,794 in Q4 2005, compared to $51,104 in Q4 2004.

Commencing August 2004 management fees of $2,500 per month are now paid to Glencoe Management Ltd. for the services of Andrew F.B. Milligan as Chairman of the Company. In Q4 2004, the monthly fee was being paid to Lang Mining Corporation for the services of Frank A. Lang as Chairman of the Company. A total of $7,500 was paid in the quarter in each fiscal year.

Office and administration costs increased from $33,322 in Q4 2004 to $65,281 in Q4 2005. The office and administration costs include rent, shared office services and other costs related to administration of a public company. The Company has increased the office space it occupies and as a result, costs have risen accordingly.

Salaries and benefits have increased from $44,731 in Q4 2004 to $71,086 in Q4 2005. The salaries are based on time spent in corporate activities and as a result, salaries will rise and fall accordingly. In Q4 2005 the Company acquired additional mineral property interests and due diligence related to the acquisition contributed to the increase in salaries and benefits in Q4 2005. Salary increases granted in fiscal 2005 also contributed to the increase.

In Q4 2005 ValGold recorded $4,107 in stock-based compensation compared to $249,933 in Q4 2004. Stock-based compensation in Q4 2005 relates to vesting of stock options originally granted in July 2004.

Shareholder communications have increased from $39,181 in Q4 2004 to $45,256 in Q4 2005, primarily due to US$15,000 paid to consultants whose services were terminated in Q4 2005. The Company utilizes the services of an investor relations' consultant. Fees paid to this consultant totalled $12,278 in Q4 2005. In Q4 2004, we utilized the services of two investor relations' consultants, with fees totalling $15,948.

Travel and conference expenses have decreased from $44,449 in Q4 2004 to $19,168 in Q4 2005. ValGold did not have booths at any investment conferences in Q4 2005, as compared to attendance at one conference in Q4 2004. Travel costs primarily relate to meetings with investors in eastern Canada.

Property investigation costs have decreased from $69,082 in Q4 2004 to $49,714 in Q4 2005. ValGold is presented with property submittals continually, and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired. Costs related to potential acquisitions will vary depending on the stage of the property, its location, and whether a site visit is warranted.

Interest income of $7,097 in Q4 2005 compared to $18,309 in Q4 2004. Interest rates were higher in Q4 2005, offset by lower cash balances and temporary investments on hand, resulting in lower interest income in Q4 2005.

1.6 Liquidity

Historically, the Company's sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At July 31, 2005, ValGold's working capital, defined as current assets less current liabilities, was $849,731, compared with working capital of $3,223,302 at July 31, 2004. This amount does not include the Company's long-term investment in marketable securities with a market value of $2,891,608 at July 31, 2005, compared to a book value of $1,396,100.

Investing Activities

At July 31, 2005, ValGold has capitalized $3,862,406 representing costs associated with the acquisition and exploration of its mineral property interests in British Columbia, Manitoba and Ontario. During the year ended July 31, 2005, ValGold expended $1,904,970 on the acquisition and exploration of its mineral property interests compared to $1,911,453 in the year ended July 31, 2004. These expenditures primarily relate to the Company's mineral property interests. The Company has used $2,795,929 of its temporary investments to acquire and explore mineral property interests and for working capital needs.

1.7 Capital Resources

The Company has investments in a portfolio of mining companies. ValGold currently holds as an investment, 883,333 shares of Northern Orion, with a market value at July 31, 2005, of $2,658,832. ValGold also holds 665,000 common shares of Sultan Minerals Inc., 135,000 common shares of Cream Minerals Ltd., 400,000 common shares of Emgold Mining Corporation and 50,000 common shares of Mediterranean Minerals Corp. at a total book value of $167,400. The market value of these shares at July 31, 2005, is $232,775.

During the year ended July 31, 2005, two non-brokered flow-through private placements for the issuance of 1,350,555 common shares were completed at a price of $0.36 per common share, for proceeds of $486,200. An employee exercised 20,000 stock options to provide $5,000 to the treasury.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions With Related Parties

Services provided by:		2005		2004
Lang Mining Corporation (a)				
Management fee	$	30,000	$	30,000
Glencoe Management Ltd. (d)		30,000		--
LMC Management Services Ltd. (b)		398,652		393,353
PGC Consulting Ltd. (e)		63,215		--
DuMoulin Black (f)		25,893		41,501

Balances receivable from (payable to) (g):				
LMC Management Services Ltd. (b)		128,401		92,994
Total balances receivable		128,401		92,994
Directors (c)		(32,170)		(2,400)
Glencoe Management Ltd. (d)		(2,675)		--
PGC Consulting Ltd. (e)		(18,623)		--
DuMoulin Black (f)		(6,000)		(3,203)
Total balances payable	$	(59,468)	$	(5,603)

(a) Until July 31, 2004, the Company paid Lang Mining Corporation, a private company, a management fee of $2,500 per month for the services of Frank A. Lang as Chairman of the Company. In the year ended July 31, 2005, a payment of $30,000, one year of fees, was paid to Lang Mining Corporation as a termination payment.

(b) Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in LMC. There is no difference between the cost of $1 and equity value. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(c) Fees are paid to non-executive directors on a quarterly basis, and for meetings attended during the quarter. Reimbursable expenses of $18,286 payable to two directors are also included.

(d) Glencoe Management Ltd. is a private company controlled by the Chairman of the Company. Commencing August 1, 2004, management fees of $2,500 per month are paid to Glencoe Management Ltd. for the services of the Chairman.

(e) PGC Consulting Ltd. is a private company controlled by an officer of the Company. From January 18, 2005, to July 31, 2005, fees and expenses of $63,215 were paid for the services of the officer.

(f) Legal fees were paid to a law firm of which a director is associate counsel.

(g) Balances receivable from related parties are non-interest bearing and due on demand.

(h) The Company's investments include shares of four companies with directors and/or management in common with the Company throughout the fiscal year.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12 Critical Accounting Estimates

Not applicable. As at July 31, 2005, the Company was a venture issuer.

1.13 Critical accounting policies and changes in accounting policies

Equipment and amortization

Equipment is recorded at cost. Amortization is recorded using a straight-line method based on the estimated future lives of the assets at rates ranging from three to five years. In prior years, the Company recorded amortization on a declining-balance basis at rates ranging from 20% to 30% per annum. The effect on the financial statements is not material and the prior year's earnings have not been restated.

Asset retirement obligations

The Company estimates the fair value of site restoration and cleanup costs on completion of acquisitions of mineral properties and reflects this amount in the cost of the mineral property acquired.

The Company recognizes a liability for its legal obligations associated with the retirement of property, plant and equipment when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset. The liability is accreted over time through periodic charges to earnings or mineral property cost. In subsequent periods, the Company adjusts the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows.

It is reasonably possible that the Company's estimates of its ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimate costs is recognized on a prospective basis. Currently the Company's projects are under option and at an exploration stage, and there are no significant reclamation costs other than those completed as part of the exploration process.

Consolidation of variable interest entities

The CICA has issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", which became effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The Company adopted the guideline during the year ended July 31,

2005. The adoption of this guideline did not have any impact on the Company's consolidated financial statements.

Flow-through shares

During fiscal 2004, new guidelines related to FTS accounting were issued by the Emerging Issues Committee ("EIC") of the CICA under EIC 146. Under EIC 146, the Company is required to record a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of November 25, 2005, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at November 25, 2005

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

21,143,281 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
1,050,000	0.43[1]	January 25, 2011
260,000	0.25	January 25, 2011
100,000	0.43[1]	July 18, 2011
620,000	0.25	December 20, 2012
725,000	0.64[1]	November 14, 2013
240,000	0.25	November 14, 2013
100,000	0.64[1]	January 19, 2014
590,000	0.36[1]	July 27, 2009
410,000	0.25	July 27, 2009
100,000	0.28[1]	April 26, 2010
4,195,000		

Warrants Outstanding

Number of Warrants	Exercise Price ($)	Expiry Dates
418,300	0.70	December 18, 2005

[1] Repriced to $0.25 on October 13, 2005, subject to disinterested shareholder approval at the next Annual General Meeting.

Other Information

Controls and Procedures

As of July 31, 2005, we carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Approval

The Board of Directors of ValGold Resources Ltd. has approved the disclosure contained in the Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

VALGOLD RESOURCES LTD.
(an exploration stage company)
CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2005 and 2004

AUDITORS' REPORT

To the Shareholders of ValGold Resources Ltd.

We have audited the consolidated balance sheets of ValGold Resources Ltd. as at July 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
October 28, 2005

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Balance Sheets
As at July 31, 2005 and 2004

	2005	2004
Assets		
Current assets		
Cash and cash equivalents	$ 18,103	$ 50,401
Temporary investments	695,987	3,488,929
Due from related parties (Note 8)	128,401	92,994
Accounts receivable and prepaids	145,192	178,268
	987,683	3,810,592
Investments (Note 5)	1,396,101	1,402,101
Equipment (Note 6)	12,694	3,112
Mineral property interests (see schedules) (Note 4)	3,862,406	2,264,567
	$ 6,258,884	$ 7,480,372
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 78,484	$ 581,687
Due to related parties (Note 8)	59,468	5,603
	137,952	587,290
Shareholders' equity		
Share capital (Note 7)	34,528,912	34,095,795
Contributed surplus	738,413	687,213
Deficit	(29,146,393)	(27,889,926)
	6,120,932	6,893,082
	$ 6,258,884	$ 7,480,372

Going concern (Note 1)
Subsequent events (Note 14)

Approved by the Directors

"Kenneth Yurichuk"

Kenneth Yurichuk
Director

"Stephen J. Wilkinson"

Stephen J. Wilkinson
Director

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Statements of Operations and Deficit
Years ended July 31, 2005 and 2004

	2005	2004
Expenses (recoveries)		
Amortization	$ 855	$ 152
Foreign exchange loss	17,838	14,210
Legal, accounting and audit (Note 8)	75,297	121,953
Management fees (Note 8)	60,000	30,000
Office and administration (Note 8)	208,331	193,661
Salaries and benefits	218,938	180,310
Shareholder communications	214,849	179,284
Stock-based compensation	53,734	654,396
Travel and conferences	75,169	78,538
	925,011	1,452,504
Property investigations	115,052	142,803
Write-down of mineral property interests (see schedules) (Note 4)	419,698	290,619
Loss on disposal of equipment	--	1,150
Gain on sale of marketable securities and investments	--	(2,494,700)
Write-down of investments	6,000	40,464
Interest income	(46,506)	(48,208)
(Loss) earnings before future income taxes	(1,419,255)	615,368
Future income tax recovery (Note 7(f))	162,788	2,322
(Loss) earnings for the year	(1,256,467)	617,690
Deficit, beginning of year	(27,889,926)	(28,507,616)
Deficit, end of year	$(29,146,393)	$(27,889,926)
(Loss) earnings per share – basic	$ (0.06)	$ 0.03
(Loss) earnings per share – diluted	$ (0.06)	$ 0.03
Weighted average number of common shares outstanding – basic	20,701,374	17,846,346
Weighted average number of common shares outstanding – diluted	20,701,374	19,821,310

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Statements of Cash Flows
Years ended July 31, 2005 and 2004

	2005	2004
Cash flows used in operating activities		
(Loss) earnings for the year	$ (1,256,467)	$ 617,690
Items not involving cash		
Amortization	855	152
Stock-based compensation	53,734	654,396
Write-down of investments	6,000	40,464
Gain on sale of marketable securities and investments	--	(2,494,700)
Loss on disposal of equipment	--	1,150
Future income tax recovery	(173,184)	--
Write-down of mineral property interests	419,698	290,619
Accrued interest on temporary investments	(2,987)	(11,820)
Changes in non-cash operating working capital		
Accounts receivable and prepaids	33,076	(101,044)
Due to/from related parties	18,458	38,738
Accounts payable and accrued liabilities	(503,203)	531,431
	(1,404,020)	(432,924)
Cash flows provided by (used in) investing activities		
Mineral property interests		
Acquisition costs	(304,761)	(122,764)
Exploration and development costs	(1,600,209)	(1,788,689)
Proceeds on sale of marketable securities and investments	--	5,103,500
Equipment	(10,437)	(3,192)
Purchase of portfolio investments	--	(2,037,500)
Proceeds on sale (purchase) of temporary investments	2,795,929	(2,717,228)
	880,522	(1,565,873)
Cash flows from financing activities		
Common shares, less share issue costs	491,200	1,754,063
Decrease in cash and cash equivalents during the year	(32,298)	(244,734)
Cash and cash equivalents, beginning of year	50,401	295,135
Cash and cash equivalents, end of year	$ 18,103	$ 50,401

Supplementary cash flow information (Note 12)

1. **Nature of operations and going concern:**

ValGold Resources Ltd. ("the Company") is incorporated under the British Columbia Business Corporations Act. The Company is presently engaged in the business of exploration and development of mineral properties in North America. In fiscal 2004 and 2005, the Company had been exploring in China, but has ceased all exploration activity in China.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and either future profitable production or proceeds from the disposition of the properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and regulatory requirements.

These financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and settle its liabilities in the normal course of business. Management intends to meet the Company's minimum operating and other commitments in the upcoming year from existing working capital, supplemented by the disposition of its long-term investment in the shares of other resource companies. In addition, the Company will periodically have to raise additional funds to complete its exploration and future development and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2. **Significant accounting policies:**

(a) Basis of consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Puma Minerals Inc. ("Puma") and Valerie Gold International (Cayman) Ltd ("Cayman"). Cayman and Puma were dissolved in the year ended July 31, 2004. All inter-company balances and transactions have been eliminated, as the Company has no active subsidiaries, and has had no operations through subsidiary companies since the year ended July 31, 2003.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of impairment of equipment and mineral property interests, reclamation obligations, rates for depreciation, and classification of accounts receivable between current and non-current assets. Actual results could differ materially from those estimates.

2. Significant accounting policies (continued):

(c) Cash and cash equivalents

Cash and cash equivalents include cash and those short-term money market investments that are readily convertible to cash with an original term of less than 90 days. Interest from cash and cash equivalents is recorded on an accrual basis.

(d) Temporary investments

Temporary investments are carried at the lesser of cost and net realizable value and have maturity dates between 90 days and 1 year. Premiums and discounts at the time of acquisition of those investments are amortized to income over the term to maturity of the investment.

(e) Mineral property interests

Mineral property acquisition costs and exploration and development costs are recorded at cost and deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated useful life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or abandoned.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flow on an undiscounted basis is less than the carrying amount of the asset, an impairment loss is measured and the asset is written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3063, "Impairment of Long-lived Assets". Mineral property acquisition costs include cash costs and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests pursuant to the terms of the related mineral property agreement. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property costs upon payment.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management's estimate of the net cash flows to be generated from its properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Administrative expenditures are expensed in the year incurred. Property investigation costs where a property interest is not acquired are expensed as incurred. Property investigation costs where a property interest is acquired are capitalized.

2. **Significant accounting policies (continued):**

(f) Investments

The Company accounts for its portfolio investments as long-term investments. They are recorded at cost unless an other than temporary decline in value has been determined, at which time they are written down to market value.

(g) Translation of foreign currencies

Monetary assets and liabilities are translated at the rate of exchange at the balance sheet date, non-monetary assets and related depreciation at applicable historical rates and revenue and expense items at the average rate of exchange prevailing on transaction dates. Exchange gains or losses are included in income or loss for the year.

(h) Income taxes

Income taxes are calculated using the liability method of accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

(i) (Loss) earnings per common share

Loss (earnings) per common share are computed using the weighted average number of common shares outstanding during the year. The Company follows the "treasury stock" method in the calculation of diluted earnings per share. If the Company incurs a loss, outstanding options and warrants are anti-dilutive and therefore have no effect on determination of loss per share.

(j) Stock-based compensation

As of August 1, 2003, the Company elected to adopt the fair value based method of accounting for stock options recommended by the CICA in Section 3870. Under this method, the Company recognizes stock compensation expense based on the estimated fair value of the options on the date of grant, determined using the Black-Scholes option-pricing model. The fair value of the options is recognized over the vesting period of the options granted as both stock compensation expense and contributed surplus. The contributed surplus balance is subsequently reduced if the options are exercised and the amount initially recorded is then credited to share capital.

3. **Changes in accounting policies:**

Flow-through shares

During fiscal 2004, new guidelines related to FTS accounting were issued by the Emerging Issues Committee ("EIC") of the CICA under EIC 146. Under EIC 146, the Company is required to record a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company.

3. Changes in accounting policies (continued):

Equipment and amortization

Equipment is recorded at cost. Amortization is recorded using a straight-line method based on the estimated future lives of the assets at rates ranging from three to five years. In prior years, the Company recorded amortization on a declining-balance basis at rates ranging from 20% to 30% per annum. The effect on the financial statements is not material and the prior year's earnings have not been restated.

Asset retirement obligations

The Company estimates the fair value of site restoration and cleanup costs on completion of acquisitions of mineral properties and reflects this amount in the cost of the mineral property acquired.

The Company recognizes a liability for its legal obligations associated with the retirement of property, plant and equipment when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset. The liability is accreted over time through periodic charges to earnings or mineral property cost. In subsequent periods, the Company adjusts the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows.

It is reasonably possible that the Company's estimates of its ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimate costs is recognized on a prospective basis. Currently, the Company's projects are under option and at an exploration stage, and there are no significant reclamation costs other than those completed as part of the exploration process.

Consolidation of variable interest entities

The CICA has issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", which became effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The Company adopted the guideline during the year ended July 31, 2005. The adoption of this guideline did not have any impact on the Company's consolidated financial statements.

4. Mineral property interests:

Accumulated costs in respect of the Company's mineral property interests owned, leased or under option consist of the following:

	Acquisition Costs	Deferred Exploration	July 31, 2005 Total Costs	July 31, 2004 Total Costs
Tower Mountain (a)	$ 137,656	$ 2,289,404	$ 2,427,060	$ 1,313,721
Manitoba Nickel (b)	250,029	245,967	495,996	447,955
Hunter Gold Mine (c)	50,470	488,356	538,826	412,382
Roy-Can and Q9 (d, e)	113,860	171,135	284,995	--
Garrison (f)	110,000	5,529	115,529	--
Horseshoe (g)	--	--	--	82,353
China Properties (h)	--	--	--	8,156
	$ 662,015	$ 3,200,391	$ 3,862,406	$ 2,264,567

(a) Tower Mountain Project, Ontario

Tower Mountain Property
In June 2002, the Company entered into an option agreement with two optionors to earn a 100% interest in the Tower Mountain Gold Property, consisting of 49 mineral claim units and three patented claim areas located in northwestern Ontario. The Company may earn its interest by making cash payments of $220,000 ($120,000 paid) and completing $1,000,000 in exploration expenditures on the property over a four-year period. After completion of the terms of the agreement, the property will be subject to a 2.5% net smelter returns royalty ("NSR") on production. The NSR may be reduced to 1.5% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production. An annual pre-production royalty of $25,000 in cash or shares is payable commencing 60 months following regulatory approval and ending on commencement of production.

Bateman Lake Property
In January 2003, the Company entered into an option agreement to acquire a 100% interest in the Bateman Lake Property (36 units), located to the west of the Tower Mountain claims. The option agreement required total payments to the optionors of $40,000 in cash and the issuance of 160,000 common shares over three years. After a work program on the property, the Company returned the property to the optionor for a total write-down of $70,450.

Parcels 5172 and 5795
In February 2003, the Company entered into an agreement to acquire Parcel 5172 and Parcel 5795, Freehold Fort William, comprising part of Lot 8, Concession 7; and Lot 10, Concession 7, respectively, in the Township of Conmee, Ontario (the "Parcels"). The agreement allows the Company to obtain a 100% interest in the Parcels by issuing 70,000 common shares (30,000 issued) over a 48-month period. Upon fulfilling the above obligations, the Company will own the Parcels subject only to a 2.5% NSR. The Company has the right to reduce the NSR to 1.0% by making payments totalling $1,500,000 to the optionor at any time up to commencement of production.

4. **Mineral property interests (continued):**

(b) **Manitoba Nickel Properties, Manitoba**

<u>Stephens Lake Property</u>
In February 2004, the Company, along with Cream Minerals Ltd. and Sultan Minerals Inc. ("Cream" and "Sultan" or the "Companies"), entered into an agreement with BHP Billiton Diamonds Inc. ("BHP Diamonds") whereby BHP Diamonds was granted options to acquire up to a 70% interest in three Mineral Exploration Licenses (Numbers 64, 65 and 66) totalling 92,194 hectares of mineral property and an additional 81,824 hectares staked to the north and contiguous with the initial claims for a total of 174,018 hectares, in which each company now holds an undivided one-third interest subject to the BHP Diamonds agreement.

Under the terms of the agreement, the Companies have granted to BHP Diamonds two options (the "BHP Options") to acquire, firstly, a 51% undivided interest in the property (the "First Option") and, secondly, a 19% undivided interest in the property (the "Second Options"). BHP Diamonds has agreed to fund all exploration expenditures on the property until the BHP Options are either terminated or fully exercised. In order to exercise the First Option, BHP Diamonds must incur exploration expenditures of $1,000,000 on the property by February 21, 2010. To exercise the Second Option, BHP Diamonds must complete a feasibility study for the property by February 21, 2015. In the event that BHP Diamonds exercises both options, a joint venture will be formed and the Companies will have the following working interests in the joint venture – BHP Diamonds – 70%; the Company 10%; Cream – 10% and Sultan – 10%. In the event that BHP Diamonds exercises the First Option but chooses not to exercise the Second Option, or does not exercise the Second Option by the due date, then the Companies will have the following working interests in the joint venture – BHP Diamonds – 51%; the Company – 1/3 of 49%; Cream – 1/3 of 49%: and Sultan – 1/3 of 49%. If, after the joint venture is formed, a party's interest falls to 10% or less, for inability to finance its share of the joint venture or for other reasons, that party's interest will convert to a 1.0% NSR royalty.

In July 2004, the Company jointly entered with Cream and Sultan to option two staked claims, namely the Trout and Trout 1 claims, which are contiguous with and encompassed by the Stephens Lake Claim Group.

Under the terms of the Trout Claim Group agreement, the Companies have agreed to make total cash payment of $110,000 ($10,000 paid by the Company) and issue 200,001 common shares (66,667 shares in the capital of each of the three companies (33,334 common shares of the Company issued to date)) to the optionor over a 36-month period from July 22, 2004. BHP Diamonds is to reimburse the Companies for the cash paid and for the value of the common shares issued by each company pursuant to the agreement. At July 31, 2005, the Company has a receivable of $19,167 from BHP Diamonds, which has been recorded as a reduction in the cost of the Trout claims. In addition, the Companies must also jointly incur exploration expenses of no less than $5,000 by July 22, 2005, which was incurred; $50,000 cumulative prior to July 22, 2006, and $250,000 cumulative prior to July 22, 2007. Upon earning its 75% interest, the Companies and the optionor will enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.

4. Mineral property interests (continued):

(b) Manitoba Nickel Properties, Manitoba (continued)

Big Claims
In December 2002, the Company entered into an option agreement to acquire the Big Claims property located 90 kilometres east of Gillam, Manitoba. The option allows the Company to obtain a 70% interest in the property by making total payments to the optionor of $60,000 in cash ($35,000 paid), and issuing 200,000 common shares (150,000 issued) over a 36-month period. Additionally, in order to maintain its option, the Company will be required to incur exploration expenditures on the property totalling $335,000, prior to December 11, 2005. Upon fulfilling the above obligations, the Company will hold a 70% interest in the property. The optionor will retain the remaining 30% ownership interest and a 3.0% NSR. The Company has the right to reduce the NSR to 1.5% by the payment of $1,000,000 to the optionor at any time up to commencement of commercial production.

The agreement also includes a provision for a 70:30 joint venture with the optionor for the further exploration and development of the property. In April 2004, the Company entered into an agreement with BHP Diamonds to acquire, initially, a 51% undivided interest in the Big Claims (the "Big First Option"); and, secondly, subject to and conditional upon the exercise of the Big First Option, a 19% undivided interest in the Property (the "Big Second Option") in addition to the 51% interest; and, thirdly, subject to and conditional upon the exercise of the Big Second Option, an additional 5% (the "Big Third Option").

In order to exercise the Big First Option, BHP Diamonds must satisfy the first year's conditions of the abovementioned Big Claim option agreement; assume, pay and complete all of the Company's obligations under the Big Claim option with the exception of the share issuances; and, on or before January 16, 2006, reimburse the Company for 70% of the value of its share issuances and 150% of all of its cash payments and expenditures.

In order to exercise the Big Second Option, BHP Diamonds must complete a feasibility study for the project on or before the 10th anniversary of the effective date. In the event that both options are exercised, BHP Diamonds may earn the additional interest by bringing the property into commercial production. Once into commercial production, the Company's interest would be 17.5%; BHP Diamonds would hold 75% and the optionor would retain 7.5%, all of which would be subject to the NSR, net of any purchase by the Company or BHP Diamonds.

Concession 229, Manitoba
In March 2002, the Company initially entered into an option agreement to acquire up to a 75% interest in Exploration Permit 229, a 50,000-hectare concession located 50 kilometres east of Gillam, Manitoba. To earn its interest, the Company must make total cash payments of $105,000 ($105,000 paid) and issue 200,000 common shares (200,000 issued) to the optionor over three years.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Years ended July 31, 2005 and 2004

4. Mineral property interests (continued):

(c) Hunter Gold Mine, Ontario

In July 2003, the Company entered into an option agreement to acquire a 100% interest in the former Hunter Gold Mine, located in the Timmins Mining Camp. The property consists of seven contiguous patented claims and one staked claim in the Third Concession, Lots 9 and 10 in Whitney Township, Ontario. Under the terms of the agreement, the Company has agreed to make total cash payments of $50,000 ($10,000 paid) and issue 325,000 common shares (110,000 issued) to the optionor over a five-year period. In addition to the above, the Company must also complete exploration activities on the property and incur exploration expenses of no less than $500,000 during the first 60-month period. After completion of the terms of the agreement, the property will be subject to a 2.0% NSR from production of gold, silver and other metals. The NSR may be reduced to 1.0% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production.

In November 2003, the Company entered into an option agreement to acquire a 100% interest in Staked Claim 1228673, located in the Third Concession, Lot 10 in Whitney Township, Ontario, contiguous to the Hunter Gold Mine property. Under the terms of the agreement, the Company has agreed to make total cash payments of $2,000 ($2,000 paid) and issue 10,000 common shares (10,000 issued) to the optionor. The property is subject only to royalties payable to the optionor of 2.0% NSR from production of gold, silver and other metals. The Company also has the right to purchase 50% of the NSR from the optionor for $1,000,000 at any time up to the commencement of commercial production.

(d) Roy-Can Property, Ontario

In January 2005, the Company entered into an option agreement to earn an initial 60% interest in the Roy-Can Property located near Thunder Bay, Ontario. Under the terms of the agreement, the Company is to make payments to the optionor of $220,000 ($20,000 paid) and issue 200,000 common shares (60,000 issued) over four years, and expend $2,500,000 on exploration prior to December 31, 2008. Upon vesting of the 60% initial interest, the Company and the optionor would enter into a 60:40 joint venture for further exploration and development of the property. Alternatively, the Company may acquire an additional 30% interest in the property to a total of 90% by completing a feasibility study for the property by December 31, 2010. Upon delivery of a feasibility study, the joint venture interest for the property would be adjusted to 90:10. If the optionor elects not to participate in a post-feasibility study joint venture, its interest would be converted into a 2.0% NSR that may be reduced to a 1.0% NSR by payment to the optionor of $1,000,000 prior to the commencement of commercial production.

(e) Q-9 Property, Ontario

In January 2005, the Company entered into an option agreement to earn an initial 60% interest in the Q-9 Property located near Thunder Bay, Ontario, by making cash payments totalling $75,000 ($15,000 paid) and issuing 200,000 common shares (60,000 issued) to the optionor over four years. In addition, the Company must incur exploration expenses of $500,000 prior to December 31, 2008. Upon the vesting of the 60% interest as set out above, the Company and the optionor shall enter into a 60:40 joint venture for the further exploration and development of the property. The Company may acquire an additional 30% for a total of 90% interest in the property by agreeing to complete a feasibility study by December 31, 2010. If the optionor elects not to participate in a post-feasibility study joint venture, its interests shall be converted into a 2.0% NSR that may be reduced to a 1.0% royalty by a payment of $2,000,000 to the optionor prior to the commencement of commercial production.

4. Mineral property interests (continued):

(f) Garrison Project, Ontario

In June 2005, the Company acquired 100% of 35 claims, known as the Garrison Project, located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in northern Ontario for a one-time cash payment of $110,000.

(g) Horseshoe Property, British Columbia

In August 2003, the Company entered into an option agreement to acquire a 100% interest in the Horseshoe, Patricia and High Grade Claims (the "Horseshoe Property") in the Stewart mining camp of British Columbia, Canada. The Company has determined that the property did not meet its requirements, and has written the property off by $114,674 and returned the property to the optionor.

(h) China Properties

Tongchanggou Copper-Gold Mine
In September 2004, the Company entered into an agreement with the 7th Team of Qinghai Non-Ferrous Metals Geological Exploration Bureau under which the Company could earn up to a 90% interest in the Tongchanggou copper-gold mine located in the Qinghai Province, China. The Company has determined that the property did not meet its requirements, and as a result, has written the property off by $190,213 and returned the property to the optionors.

Jinzhuang, China
In October 2003, the Company signed an agreement with the town of Jinzhuang, in Guangdong province, China. This agreement gave the Company the exclusive right to develop and use the tailings of the Jinzhuang mining area for 10 years, in exchange for a payment of approximately $18,000 (paid), and $18,000 on commencement of commercial production. Production would be subject to a royalty of approximately $0.17 per tonne of tailings processed. This agreement was negotiated with the assistance of a corporate advisor, who was to be entitled to a 30% net carried interest in the property or other properties acquired as a result of his efforts. After a drilling program and metallurgical testing, the Company determined that the results did not meet with its expectations and as a result, at July 31, 2004, the Company wrote down the carrying value of the property by $289,977. During the year ended July 31, 2005, an additional $44,361 in exploration costs was incurred on the Jinzhuang tailings project and has been written off.

(i) Option payments

During the year ending July 31, 2006, the Company must make cash payments totalling $213,333, and issue 211,667 common shares to maintain its current mineral property interests. Subsequent to July 31, 2005, the Company has made cash payments of $10,000 and issued 55,000 common shares pursuant to its option agreements. The cash and share payments are dependent upon exploration results and are made solely at the option of the Company to maintain the options in good standing until all payments are made and the property is vested.

5. Investments:

	Number of Shares	Net Book Value 2005	Market Value 2005
Emgold Mining Corporation (Note 8(h))	400,000	$ 40,000	$ 140,000
Sultan Minerals Inc. (Note 8(h))	665,000	99,750	69,825
Cream Minerals Ltd. (Note 8(h))	135,000	25,650	22,950
Mediterranean Minerals Corp. (formerly Manhattan Minerals Corp.)	50,000	2,000	--
LMC Management Services Ltd. (Note 8(b))	1	1	1
Northern Orion Resources Inc.	883,333	1,228,700	2,658,832
		$ 1,396,101	$ 2,891,608

	Number of Shares	Net Book Value 2004	Market Value 2004
Emgold Mining Corporation (Note 8(h))	400,000	$ 40,000	$ 332,000
Sultan Minerals Inc. (Note 8(h))	665,000	99,750	79,800
Cream Minerals Ltd. (Note 8(h))	135,000	25,650	40,500
Manhattan Minerals Corp.	50,000	8,000	8,000
LMC Management Services Ltd. (Note 8(b))	1	1	1
Northern Orion Resources Inc.	883,333	1,228,700	2,570,499
		$ 1,402,101	$ 3,030,800

Investments in marketable securities are reviewed periodically, and are written down to management's assessment of the market value. The shares held are very volatile, and the July 31, 2005, value is not indicative of the shares' market values throughout the period.

6. Equipment:

	Cost	Accumulated Depreciation	Net Book Value 2005	Net Book Value 2004
Office equipment	$ 3,192	$ 878	$ 2,314	$ 3,112
Computer equipment	1,836	459	1,377	--
Field equipment	9,946	943	9,003	--
	$ 14,974	$ 2,280	$ 12,694	$ 3,112

The cost of equipment at July 31, 2004, was $3,192.

7. **Share capital:**

(a) Authorized

Unlimited number of common shares without par value

(b) Issued and fully paid

	Number of Shares	Amount
Balance, July 31, 2003	13,868,702	$32,225,232
Shares issued for mineral property interests	261,667	116,500
Private placement – less share issue costs	2,099,500	591,045
Stock options exercised	20,000	5,000
Warrants exercised for cash	931,857	262,002
Private placement – flow-through, less share issue costs	1,571,000	507,251
Private placement – flow-through, less share issue costs	700,000	388,765
Balance, July 31, 2004	19,452,726	34,095,795
Shares issued for mineral property interests	336,667	112,567
Private placement – flow-through, less share issue costs	1,020,555	367,400
Private placement – flow-through, less share issue costs	330,000	118,800
Stock options exercised	20,000	7,534
Income tax on flow-through renunciation	--	(173,184)
Balance, July 31, 2005	21,159,948	$34,528,912

(c) Private placements

On October 7, 2004, the Company issued by way of private placement 1,020,555 flow-through common shares at $0.36 per flow-through common share for proceeds of $367,400.

On November 17, 2004, the Company issued by way of private placement 330,000 flow-through common shares at $0.36 per flow-through common share for proceeds of $118,800.

(d) Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The plan currently allows for the issue of up to 4,178,500 stock options. In addition, options may be issued in exchange for goods or services.

7. **Share capital (continued):**

(d) Stock options (continued)

Summaries of the changes in stock options for the years ended July 31, 2005, and 2004, are presented below.

	Shares	Weighted Average Exercise Price
Balance, July 31, 2003	2,300,000	$0.38
Granted	2,100,000	$0.51
Exercised	(20,000)	$0.25
Cancelled	(20,000)	$0.43
Balance, July 31, 2004	4,360,000	$0.44
Granted	100,000	$0.28
Exercised	(20,000)	$0.25
Cancelled	(95,000)	$0.51
Balance, July 31, 2005	4,345,000	$0.44
Vested at July 31, 2005	4,345,000	$0.44

The following table summarizes information about the stock options outstanding at July 31, 2005:

Exercise Price	Number Outstanding and Exercisable at July 31, 2005	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.43	1,560,000	5.5 years	$0.43
$0.25	620,000	7.4 years	$0.25
$0.64	1,065,000	8.3 years	$0.64
$0.36	1,000,000	4.0 years	$0.36
$0.28	100,000	4.7 years	$0.25
	4,345,000		$0.44

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows:

	Years ended July 31, 2005	2004
Risk free interest rate	2.3%	2.2%-2.5%
Expected life (years)	3	3
Expected volatility	84.7%	108%-128%
Weighted average fair value per option grant	$0.28	$0.34

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The Black-Scholes model also requires an estimate of expected volatility so the Company uses historical volatility rates to arrive at an estimate. Changes in the subjective input assumptions can materially affect the fair value estimate of stock options granted. The value of stock options charged to contributed surplus in the year ended July 31, 2005, was $53,734. Stock options exercised had a value of $2,534, which has been reclassified to share capital, for a net change in contributed surplus of $51,200.

7. **Share capital (continued):**

(d) Stock options (continued)

Subsequent to July 31, 2005, the Company reduced the price of previously granted stock options with prices ranging from $0.28 to $0.64 to a price of $0.25, with no change in the expiry dates or other terms of the stock options. This represents an increase in value to the option holder. The change in value, as applicable, will be recorded in the statement of operations in the year ending July 31, 2006.

(e) Warrants

As at July 31, 2005, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
2,029,200	$0.40	October 8, 2005
418,300	$0.70	December 18, 2005
2,447,500		

All share purchase warrants outstanding at July 31, 2005, were issued in connection with financings made by private placements. During the year ended July 31, 2005, 910,400 share purchase warrants, exercisable at $0.40 expiring October 10, 2004, were not exercised. 418,300 share purchase warrants expiring December 18, 2004, were extended to December 18, 2005, with no other change to the terms of the warrant. Subsequent to July 31, 2005, 2,029,200 share purchase warrants, exercisable at a price of $0.40, expired unexercised.

(f) Flow-through shares

In October and November 2004, the Company issued 1,350,555 flow-through shares ("FTS") for gross proceeds of $486,200. Under the FTS agreements, the Company agreed to renounce $486,200 of qualifying expenditures to the investors effective December 31, 2004, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2005.

The Company has estimated that the future income tax liability recorded at the time of renunciation would be approximately $173,184. As a result, the company has recognized previously unrecognized future income tax assets in order to offset this amount, and has recognized a reduction in share capital and an income tax recovery of $173,184. Part XII.6 tax paid relating to the timing of flow through expenditures totalled $10,396.

8. Related party transactions and balances:

Services provided by:	2005	2004
Lang Mining Corporation (a)		
Management fee	$ 30,000	$ 30,000
Glencoe Management Ltd. (d)	30,000	--
LMC Management Services Ltd. (b)	398,652	393,353
PGC Consulting Ltd. (e)	63,215	--
DuMoulin Black (f)	25,893	41,501

Balances receivable from (payable to) (g):		
LMC Management Services Ltd. (b)	$ 128,401	$ 92,994
Total balances receivable	128,401	92,994
Directors (c)	(32,170)	(2,400)
Glencoe Management Ltd. (d)	(2,675)	--
PGC Consulting Ltd. (e)	(18,623)	--
DuMoulin Black (f)	(6,000)	(3,203)
Total balances payable	$ (59,468)	$ (5,603)

(a) Until July 31, 2004, the Company paid Lang Mining Corporation, a private company, a management fee of $2,500 per month for the services of Frank A. Lang as Chairman of the Company. In the year ended July 31, 2005, a payment of $30,000, one year of fees, was paid to Lang Mining Corporation as a termination payment.

(b) Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in LMC. There is no difference between the cost of $1 and equity value (See Note 5). Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(c) Fees are paid to non-executive directors on a quarterly basis, and for meetings attended during the quarter. Reimbursable expenses of $18,286 payable to two directors are also included.

(d) Glencoe Management Ltd. is a private company controlled by the Chairman of the Company. Commencing August 1, 2004, management fees of $2,500 per month are paid to Glencoe Management Ltd. for the services of the Chairman.

8. Related party transactions and balances (continued):

(e) PGC Consulting Ltd. is a private company controlled by an officer of the Company. From January 18, 2005, to July 31, 2005, fees and expenses of $63,215 were paid for the services of the officer.

(f) Legal fees were paid to a law firm of which a director is an associate.

(g) Balances receivable from related parties are non-interest bearing and due on demand.

(h) The Company's investments include shares of four companies with directors and/or management in common with the Company throughout the fiscal year.

9. Income taxes:

(a) The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2005	2004
Statutory tax rate	35.50%	35.62%
(Loss) earnings for the year	$ (1,256,467)	$ 617,690
Provision for income taxes based on statutory Canadian combined federal and provincial tax rates	(445,983)	220,021
Non-deductible differences	148,325	371,679
Recognized tax losses	(108,560)	(509,418)
Benefits from losses not recognized	406,218	(82,283)
Benefits of tax assets not previously recognized	(162,788)	--
	$ (162,788)	$ --

(b) The significant components of the Company's future tax assets are as follows:

	2005	2004
Temporary difference in value for mineral property interests	$ 3,287,438	$ 3,118,252
Capital losses carried forward	2,443,305	2,550,718
Operating loss carried forward	482,247	612,390
Other	--	--
Benefits from losses	8,670,498	8,832,114
Valuation allowance for future tax assets	(8,670,498)	(8,832,114)
	$ --	$ --

The realization of benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

The Company has Canadian non-capital losses carried forward of $1,413,384 that may be available for tax purposes. The losses expire as follows:

Expiry Date	
2006	$ 580,641
2007	832,743
	$ 1,413,384

10. Commitments:

On April 22, 1997, the Company entered into a shareholder rights plan, which attributes one right to each common share of the Company. In the event that an acquirer obtains 20% or more of the outstanding common shares of the Company and does not make a permitted bid to the holders of the remaining common shares on identical terms, the rights separate from the common shares and become exercisable into additional common shares of the Company, at an exercise price which approximates 50% of the prevailing market price. The rights are not exercisable until the conditions of the shareholder rights plan are triggered. The Board of Directors of the Company can redeem the rights at any time for an amount equal to $0.00001 per right.

11. Financial instruments:

At July 31, 2005 and 2004, except as noted below, the fair values of cash and cash equivalents, due from related parties, accounts receivable and prepaids, and accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments.

The fair market value of the Company's Canadian and US dollar denominated temporary investments is less than (exceeds) carrying value by $ nil and US$ nil, respectively, at July 31, 2005 (2004 - $ nil and US$ nil). The fair market value of interest bearing temporary investments may change as a result of any future change in the prevailing level of market interest rates. Changes in market interest rates have no effect on the contractual income cash flows of the investments. The Company is exposed to a risk of loss if the market price of the investments remains below cost.

The fair market value of the Company's investments fluctuates with market prices. The fair market value of the investments exceeds carrying value by $1,495,507 at July 31, 2005 (2004 - $1,628,699).

12. Supplementary cash flow information:

During the years ended July 31, 2005 and 2004, the Company conducted non-cash investing activities as follows:

	2005	2004
Shares issued for mineral property interests and finders' fees	$ 112,567	$ 116,500
Stock-based compensation capitalized to mineral property interests	$ --	$ 30,283

13. Segmented information:

The Company has one operating segment, which is the exploration and development of mineral properties. The Company's principal operations are carried out in Canada and formerly in China. All of the investment income is earned in Canada.

The Company's geographic segments are located as follows:

July 31, 2005		Canada		China		Total
Mineral property interests	$	3,862,406	$	--	$	3,862,406
Equipment	$	12,694	$	--	$	12,694

July 31, 2004		Canada		China		Total
Mineral property interests	$	2,256,411	$	8,156	$	2,264,567
Equipment	$	3,112	$	--	$	3,112

14. Subsequent events:

Subsequent to July 31, 2005, the Company entered into an option to acquire 100% of the MEL 223B property located near Attwood Lake in northwestern Manitoba by making cash payments totalling $55,688 and issuing 250,000 common shares to the optionor over four years. Upon completion of the cash and share payments, the property will be subject to a 3.0% NSR, which may be reduced to 1.5% by a payment of $1,000,000 to the optionor prior to the commencement of commercial production. Other subsequent events are described in notes 4 and 7.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Schedule of Mineral Property Interests
Year ended July 31, 2005

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	China Properties	Manitoba Nickel Properties	Horseshoe Property, British Columbia	Roy-Can and Q-9 Properties, Ontario	Garrison Property, Ontario	Total Mineral Property Interests July 31, 2005
Acquisition costs								
Balance, beginning of year	$ 133,364	$ 22,650	$ –	$ 168,022	$ 20,022	$ –	$ –	$ 344,058
Incurred during the year	55,167	27,820	7,946	82,007	20,528	113,860	110,000	417,328
	188,531	50,470	7,946	250,029	40,550	113,860	110,000	761,386
Write-down of mineral property interests	(50,875)	–	(7,946)	–	(40,550)	–	–	(99,371)
Balance, end of year	137,656	50,470	–	250,029	–	113,860	110,000	662,015
Exploration and development costs								
Incurred during the year								
Assays and analysis	78,556	14,309	8,968	–	1,090	239	–	103,162
Drilling	593,760	55,656	82,653	–	14,340	–	–	746,409
Geological and geophysical	357,178	23,147	92,162	3,325	–	133,588	4,512	613,912
Site activities	29,931	2,025	4,331	2,630	574	1,245	27	40,763
Travel and accommodation	51,074	3,487	30,358	342	6,716	36,063	990	129,030
Trenching	18,123	–	–	–	–	–	–	18,123
Government assistance	–	–	–	(40,263)	(10,927)	–	–	(51,190)
	1,128,622	98,624	218,472	(33,966)	11,793	171,135	5,529	1,600,209
Balance, beginning of year	1,180,357	389,732	8,156	279,933	62,331	–	–	1,920,509
Write-down of mineral property interests	(19,575)	–	(226,628)	–	(74,124)	–	–	(320,327)
Balance, end of year	2,289,404	488,356	–	245,967	–	171,135	5,529	3,200,391
Total Mineral Property Interests	$ 2,427,060	$ 538,826	$ –	$ 495,996	$ –	$ 284,995	$ 115,529	$ 3,862,406

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Schedule of Mineral Property Interests
Year ended July 31, 2004

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	China Properties	Manitoba Nickel Properties	Horseshoe Property, British Columbia	Total Mineral Property Interests July 31, 2004
Acquisition costs						
Balance, beginning of year	$ 74,645	$ –	$ –	$ 46,001	$ –	$ 120,646
Incurred during the year	58,722	22,650	15,849	122,021	20,022	239,264
	133,367	22,650	15,849	168,022	20,022	359,910
Write-down of mineral property interests	(3)	–	(15,849)	–	–	(15,852)
Balance, end of year	133,364	22,650	–	168,022	20,022	344,058
Exploration and development costs						
Incurred during the year						
Assays and analysis	54,793	3,220	42,336	3,750	1,308	105,407
Drilling	545,217	312,171	22,434	129,982	–	1,009,804
Geological and geophysical	187,305	59,698	122,942	71,563	32,958	474,466
Site activities	8,860	1,292	5,658	1,391	436	17,637
Travel and accommodation	29,574	9,733	88,914	58,273	19,931	206,425
Trenching	5,233	–	–	–	–	5,233
	830,982	386,114	282,284	264,959	54,633	1,818,972
Balance, beginning of year	350,014	3,618	–	14,974	7,698	376,304
Write-down of mineral property interests	(639)	–	(274,128)	–	–	(274,767)
Balance, end of year	1,180,357	389,732	8,156	279,933	62,331	1,920,509
Total Mineral Property Interests	$ 1,313,721	$ 412,382	$ 8,156	$ 447,955	$ 82,353	$ 2,264,567

FORM 52-109FT1
CERTIFICATION OF ANNUAL FILINGS

I, **SHANNON M. ROSS,** Chief Financial Officer of **VALGOLD RESOURCES LTD.,** certify that:

1. I have reviewed the annual filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **VALGOLD RESOURCES LTD.** (the issuer), for the period ending July 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is make known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) [Omitted pursuant to paragraph 5.2(1)(c)(ii) of MI 52-109];

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation;

5. [Omitted pursuant to paragraph 5.2(1)(c)(iii) of MI 52-109].

Date: November 25, 2005

"Shannon M. Ross"

Shannon M. Ross
Chief Financial Officer

FORM 52-109FT1
CERTIFICATION OF ANNUAL FILINGS

I, **STEPHEN J. WILKINSON,** President and Chief Executive Officer of **VALGOLD RESOURCES LTD.**, certify that:

1. I have reviewed the annual filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **VALGOLD RESOURCES LTD.** (the issuer), for the period ending July 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is make known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) [Omitted pursuant to paragraph 5.2(1)(c)(ii) of MI 52-109];

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation;

5. [Omitted pursuant to paragraph 5.2(1)(c)(iii) of MI 52-109].

Date: November 25, 2005

"Stephen J. Wilkinson"

Stephen J. Wilkinson
President and Chief Executive Officer